UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: April 2017

Commission File Number: 001-35378

Gazit-Globe Ltd.

(Translation of registrant’s name into English)

State of Israel

(Jurisdiction of incorporation or organization)

1 Hashalom Road

Tel-Aviv, Israel 67892

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F     ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

CONTENTS

Changes in Numbers of Outstanding Securities

On April 2, 2017, Gazit-Globe Ltd. (the “Company”) reported to the Tel Aviv Stock Exchange (the “TASE”) and Israeli Securities Authority (the “ISA”) that as of March 31, 2017, there have been changes to the number of outstanding securities of the Company from the numbers last reported by the Company, on February 9, 2017. The changes consist of the following:

(i)	an increase, by 34,086, in the number of outstanding ordinary shares, par value 1.0 New Israeli Shekels (“NIS”) per share, of the Company (“Ordinary Shares”), from 196,563,321 to 196,597,407, due to the vesting and settlement of outstanding Restricted Stock Units (“RSUs”) of the Company as described below;
(ii)	a decrease, by 34,086, in the number of outstanding RSUs, to 32,418, as a result of the vesting of those RSUs and the settlement thereof via the issuance of Ordinary Shares;
(iii)	a decrease, by 53,185, in the number of outstanding options to purchase Ordinary Shares, to 1,121,965, due to the expiration thereof; and
(iv)	a decrease by 195,870, in the number of outstanding Performance Stock Units (“PSUs”), to 18,162, due to the expiration of those PSUs.

Forward Looking Statements

This report may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside of the Company’s control, that could cause its future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in the Company’s public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, the Company undertakes no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gazit-Globe Ltd.

Date: April 3, 2017	By:	/s/ Adi Jemini
	Name:	Adi Jemini
	Title:	Executive Vice President and Chief Financial Officer

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